SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 30, 2004
                           ---------------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                             Commission File Number 001-31566
                                                    ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    The Provident Bank Employee Savings Incentive Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Provident Financial Services, Inc.
                                830 Bergen Avenue
                       Jersey City, New Jersey 07306-4599

            Consent of Independent Registered Public Accounting Firm







The Board of Directors
Provident Financial Services, Inc.:

We consent to the incorporation by reference in registration statement no. 333-103041 on Form S-8 of Provident Financial Services, Inc. of our report dated June 17, 2005, relating to the financial statements of The Provident Bank Employee Savings Incentive Plan as of December 30, 2004 and 2003, and for the years then ended, and supplemental schedule of assets held for investment purposes at end of year as of December 30, 2004, which report appears in the Annual Report on Form 11-K of The Provident Bank Employee Savings Incentive Plan.

                                  /S/ KPMG LLP

Short Hills, New Jersey
June 28, 2005

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Financial Statements and Schedule

                           December 30, 2004 and 2003

        (With Report of Independent Registered Public Accountant Thereon)

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Notes to the Financial Statements
                           December 30, 2004 and 2003



                                      Index

                                                                        Page

Report of Independent Registered Public Accounting Firm                    1

Statements of Net Assets Available for Benefits - December 30, 2004
   and 2003                                                                2

Statements of Changes in Net Assets Available for Benefits - Years ended
December 30, 2004 and 2003                                                 3

Notes to the Financial Statements                                          4

Schedule

1    Schedule H, Item 4(i) - Schedule of Assets  (Held at End of Year)
     December 30, 2004                                                     8

             Report of Independent Registered Public Accounting Firm



Benefits Committee
The Provident Bank:


We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank Employee Savings Incentive Plan (the "Plan") as of December 30, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank Employee Savings Incentive Plan as of December 30, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.


/s/ KPMG LLP



June 17, 2005

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                       Statements of Net Assets Available
                                  For Benefits

                           December 30, 2004 and 2003



                                                                                           2004                 2003
                                                                                     ------------------  -------------------

Assets:
    Investments, at fair value                                                       $    23,287,083           20,902,945
    Participant loans receivable                                                             478,639              216,957
    Contributions receivable                                                                  24,480               97,535
    Fee sharing receivable                                                                    47,260               47,260
                                                                                     ------------------  -------------------

Liabilities:
    Participant loans payable                                                                    --                 4,500
    Other payables                                                                             5,297               29,299
                                                                                     ------------------  -------------------

             Net assets available for benefits                                       $    23,832,165           21,230,898
                                                                                     ==================  ===================


See accompanying notes to financial statements.



                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                       Statements of Changes in Net Assets
                             Available for Benefits

                     Years ended December 30, 2004 and 2003




                                                                                           2004                2003
                                                                                      -------------------------------------

Additions:
    Interest income                                                                    $      14,456              14,907
    Dividend income                                                                          103,639              60,656
    Realized and unrealized appreciation of investments                                    1,078,883           6,017,984
    Employee contributions                                                                 1,989,883           1,642,385
    Employer contributions                                                                   721,953           1,024,598
                                                                                      -----------------   -----------------

                               Total additions                                             3,908,814           8,760,530
                                                                                      -----------------   -----------------

Deductions:
    Distributions                                                                          1,169,568           1,559,776
    Administrative expenses                                                                  137,979             124,062
                                                                                      -----------------   -----------------

                               Total deductions                                            1,307,547           1,683,838
                                                                                      -----------------   -----------------


                               Increase in net assets                                      2,601,267           7,076,692


Net assets available for benefits
    at beginning of year                                                                  21,230,898          14,154,206
                                                                                      -----------------   -----------------


Net assets available for benefits
    at end of year                                                                     $  23,832,165          21,230,898
                                                                                      =================   =================

See accompanying notes to financial statements.


                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Notes to the Financial Statements
                           December 30, 2004 and 2003



(1)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared on an accrual basis of accounting. The Provident Bank Employee Savings Incentive Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         (b)      Funds and Accounts Managed by UBS Fiduciary Trust Company

                  Under the terms of a trust agreement between the UBS Fiduciary Trust Company (the "custodian") and The Provident Bank (the "Bank"), the custodian manages nine funds on behalf of the Plan. The custodian holds the Plan's investment assets and executes transactions therein. The investments in the funds have been reported to the Bank by the custodian as having been determined through the use of current values for all assets.

         (c)      Use of Estimates

                  The plan administrator has made estimates and assumptions relating to the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         (d)      Concentration of Risk

                  The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in investment funds are subject to risk conditions of the individual fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs.

(2)      Plan Description

The Plan is a voluntary, participant-directed defined contribution plan sponsored by the Bank and covers all employees who are at least 18 years old and who have completed one year of continuous service, as defined, with the Bank and who have worked at least 1,000 hours during such year. The following description of the Plan provides only general information. Eligible employees who participate should refer to the Plan Agreement for a more complete description of the Plan's provisions.

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Notes to the Financial Statements
                           December 30, 2004 and 2003


         (a)      Employee Contributions

                  Until March 31, 2003, participants could elect to make voluntary contributions of 1% to 5% of their compensation, as defined. Beginning April 1, 2003, the Plan was amended to allow participants to elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service.

         (b)      Employer Contributions

                  In 2004, contributions were made by the Bank in an amount equal to 50% of the first 6% of a participant's eligible contributions. Until March 31, 2003, contributions were made by the Bank in an amount equal to 100% of the employee's contributions. Effective April 1, 2003, contributions were made by the Bank in an amount equal to 75% of the first 6% of a participant's eligible contributions. The Board of Directors sets the Bank's matching contribution rate annually, and has the power, in its sole discretion, to set the amount, and it may suspend or alter Bank contributions.

         (c)      Vesting

                  Participants are always fully vested in their contributions and income or losses thereon. Employer contributions and income or losses thereon are vested as follows: 33% vested at the end of the first year of service, 67% vested at the end of the second year of service, and 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he terminates employment on or after he attains age 65, or as a result of his death or disability.

         (d)      Forfeitures

                  Forfeitures of non-vested contributions used to reduce subsequent employer contributions for the years ended December 30, 2004 and 2003 amounted to $15,642 and $14,008 respectively.

         (e)      Participant Loans

                  Upon written application by a participant, the administrator may direct that a loan be made from his account. The maximum permissible loan available shall not exceed the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. Loans bear a reasonable rate of interest and, once fixed, remain in effect for the duration of the loan.

                  Principal and interest are paid ratably through bi-weekly payroll deductions.

         (f)      Withdrawals/Benefit Payments

                  During employment, participants may make withdrawals in cash of vested amounts contributed prior to April 1, 2003. Vested amounts contributed by the participants on or after April 1, 2003 are eligible for hardship withdrawals, which may be subject to a withdrawal penalty. Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in (i) a cash lump

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Notes to the Financial Statements
                           December 30, 2004 and 2003


                  sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his designated beneficiary.

         (g)      Participants' Accounts

                  Separate accounts for each participant are maintained and credited with the participant's contributions, the Bank's contributions made on behalf of that participant and the participant's proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his account.

         (h)      Investment Valuation

                  Investments are valued at fair market value. Investment transactions are recorded on a trade date basis.

(3)      Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan are borne by the Bank.

(4)      Plan Termination

The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. However, the Bank may discontinue contributions or terminate the Plan by action of its Board of Directors. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)      Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on January 6, 2004 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

                        Notes to the Financial Statements
                           December 30, 2004 and 2003

(6)      Investments

Investments at December 30, 2004 and 2003 consisted of mutual funds, loans to participants and common stock issued by Provident Financial Services, Inc. At December 30, 2004 and 2003, individual investments in excess of 5% of net assets available for plan benefits are as follows:


                                                                2004                   2003
                                                         -------------------    --------------------

UBS Fiduciary Trust Company:
   Provident Financial Services, Inc., investment
     in common stock                                     $    8,400,150               8,475,089
   Capital growth portfolio                                   2,695,094               2,427,841
   Guaranteed investment contracts portfolio                  2,291,763               2,257,296
   Conservative equity portfolio                              2,619,514               2,046,583
   Balanced value portfolio                                   2,008,463               1,747,143
   Overseas equity portfolio                                  1,802,196               1,223,935
   Money market portfolio                                     1,462,066               1,050,540


The increase (decrease) in realized and unrealized appreciation of investments for the years ended December 30, 2004 and 2003 is as follows:


                                                                2004                    2003

    Provident Financial Services, Inc., investment
      in common stock                                    $    (15,629)             4,190,968
    Capital growth portfolio                                  119,309                346,628
    Guaranteed investment contracts portfolio                  76,691                 82,195
    Conservative equity portfolio                             326,344                486,483
    Balanced value portfolio                                  105,223                256,107
    Overseas equity portfolio                                 374,928                421,524
    Mid-cap growth portfolio                                   35,705                169,673
    Strategic bond portfolio                                   56,312                 64,406
                                                          ------------------     -------------------
                                                         $  1,078,883              6,017,984

(7)      Other Contributions

During 2004, several errors were discovered with respect to the calculation of benefits under the Plan during the 2001 through 2003 Plan Years. The errors resulted from the misapplication of the Plan's definition of compensation and/or coding errors in the computerized payroll program. To the extent the errors could be corrected by plan amendment, such plan amendments were adopted and included in the determination letter request (Form 1023) filed with the Internal Revenue Service on March 31, 2005. The remaining errors were self-corrected without having to notify the Internal Revenue Service, through the Bank making corrective contributions to restore the affected participants' account balances to what they would have been had the failures not occurred. These corrective contributions totaled $26,905, in the aggregate, and were recorded in 2004.

                                                                     Schedule 1

                               THE PROVIDENT BANK
                         EMPLOYEE SAVINGS INCENTIVE PLAN

        Schedule H, Item 4(i) - Schedule of Assets (Held at End of Year)

                                December 30, 2004




                                                                                                       Market
                                                                                          Cost           value
                                                                                ------------------------------------
UBS Fiduciary Trust Company
    General account                                                              $        135,979         135,979
    Money market portfolio                                                              1,462,066       1,462,066
    Guaranteed investment contracts portfolio                                           1,899,599       2,291,763
    Balanced value portfolio                                                            1,546,186       2,008,463
    Conservative equity portfolio                                                       1,882,150       2,619,514
    Capital growth portfolio                                                            2,348,057       2,695,094
    Mid-cap growth portfolio                                                              965,847         963,740
    Overseas equity portfolio                                                           1,196,401       1,802,196
    Strategic bond portfolio                                                              772,536         908,118
                                                                                -----------------------------------
                                                                                       12,208,821      14,886,933
                                                                                    ===============================

    Provident Financial Services, Inc., investment in common stock               $      5,009,275       8,400,150
                                                                                    ===============================
    See accompanying report of independent registered public accountant.


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE PROVIDENT BANK
                                  EMPLOYEE SAVINGS INCENTIVE PLAN



                                  By:  UBS FIDUCIARY TRUST COMPANY,
                                         TRUSTEE
                                         AS DIRECTED TRUSTEE



Date: June 28, 2005               By:      /s/ Georgette Thomas
                                               ------------------
                                           Name:    Georgette Thomas
                                           Title:   Vice President